Exhibit 99.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL

STATEMENTS AND NOTES FOR THE

FIRST QUARTER ENDING MARCH 31, 2011

Pan American Silver Corp.
Condensed Consolidated Statements of Financial Position
(Unaudited in thousands of U.S. dollars)
	March 31, 2011	December 31, 2010	January 1, 2010
Assets
Current assets
Cash	$171,873	$179,921	$100,474
Short-term investments at fair value (Note 6)	225,333	180,583	92,623
Trade and other receivables	74,141	66,893	66,059
Income taxes receivable	658	87	12,132
Inventories (Note 7)	121,329	106,854	93,446
Derivative financial instrument gains	297	-	160
Prepaids and other current assets	6,921	6,520	2,568
	600,552	540,858	367,462
Non-current assets
Mineral, Property, plant and equipment, net (Note 8)	1,160,973	1,161,323	1,177,076
Long-term refundable tax, net	32,116	28,171	11,909
Deferred tax assets	6,439	6,826	7,351
Other assets (Note 9)	1,577	1,618	6,521
Total Assets	$1,801,657	$1,738,796	$1,570,319

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$79,087	$77,780	$91,211
Derivative financial instrument losses Provisions (Note 11)	78 3,327	- 3,450	- 4,948
Current income tax liabilities	25,268	29,699	4,021
	107,760	110,929	100,180
Non-current liabilities
Provisions (Note 11)	74,377	74,016	57,273
Deferred tax liabilities	49,771	49,804	33,872
Share purchase warrants	100,171	127,890	43,919
Other long-term liabilities (Note 12)	28,395	26,148	20,788
Total Liabilities	360,474	388,787	256,032

Equity
Capital and reserves (Note 13)
Issued capital	1,278,337	1,276,887	1,206,647
Share option reserve	7,332	7,022	6,349
Accumulated other comprehensive income	7,382	7,698	1,452
Retained earnings	139,217	49,751	83,875
Total Equity attributable to equity holders of the Company	1,432,268	1,341,358	1,298,323
Non-controlling interest	8,915	8,651	15,964
Total Equity	1,441,183	1,350,009	1,314,287
Total Liabilities and Equity	$1,801,657	$1,738,796	$1,570,319

See accompanying notes to the unaudited condensed interim consolidated financial statements.
APPROVED BY THE BOARD ON MAY 18, 2011
“signed”	Ross Beaty, Director	“signed”	Geoff A. Burns, Director

Pan American Silver Corp. Condensed Consolidated Income Statements
(Unaudited in thousands of U.S. dollars)	Three months ended March ,
	2011	2010

Revenue (Note 16)	$190,481	$135,819
Cost of sales (Note 14)	(94,463)	(98,042)
Mine operating earnings	96,018	37,777

General and administrative	(3,734)	(3,172)
Exploration and project development	(2,918)	(5,452)
Foreign exchange gains	525	523
Gain (loss) on commodity and foreign currency contracts	219	(703)
Gain (loss) on sale of assets	58	(14)
Other income	1,007	1,246
Earnings from operations	91,175	30,205

Gain on derivatives (Note 13) Investment income	27,523 358	9,148 105
Interest and finance expense	(1,383)	(1,694)
Earnings before taxes	117,673	37,764
Income taxes (Note 17)	(24,994)	(11,607)
Net earnings for the period	$92,679	$26,157

Attributable to:
Equity holders of the Company	$92,161	$26,276
Non-controlling interest	518	(119)
	$92,679	$26,157

Earnings per share attributable to common shareholders (Note 15)
Basic earnings per share	$0.86	$0.25
Diluted earnings per share	$0.86	$0.25
Cash dividends declared	$0.025	$0.025
Weighted average shares outstanding (in 000’s) Basic	106,985	106,686
Weighted average shares outstanding (in 000’s) Diluted	107,399	107,228

Condensed Consolidated Statement of Comprehensive Income
(Unaudited In thousands of U.S. dollars)
Net earnings for the period	$92,679	$26,157

Unrealized net (loss) gains on available for sale non-monetary securities (net of zero dollars tax)	(103)	1,101
Reclassification adjustment for net loss included in earnings	(213)	(44)

Total comprehensive income for the period	$92,363	$27,214

Total comprehensive income attributable to:
Equity holders of the Company	$91,845	$27,333
Non-controlling interest	518	(119)
	$92,363	$27,214

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Pan American Silver Corp.
Condensed Consolidated Statements of Cash Flows
(Unaudited in thousands of U.S. dollars)	Three months ended March 31,
	2011	2010
Cash flow from operating activities
Net earnings before taxes	$117,673	$37,764

Depreciation, depletion and amortization	19,318	18,917
Accretion on closure and decommissioning provision	807	917
Unrealized loss on foreign exchange	1,162	296
Stock-based compensation expense	890	763
Unrealized (gain) loss on commodity contracts	(219)	737
Gain on derivatives	(27,523)	(9,148)
(Gain) Loss on sale of assets	(58)	14
Operating cash flows before movements in working capital and income taxes paid	112,050	50,260

Changes in assets and liabilities:
Trade and other receivables	(7,693)	14,286
Inventories	(13,866)	3,455
Prepaid expenditures	(401)	(1,413)
Accounts payable and accrued liabilities	(417)	(12,111)
Provisions	(569)	(334)
Cash generated from operations	89,104	54,143

Income taxes paid	(29,639)	(5,497)
Net cash generated from operating activities	59,465	48,646

Cash flow from investing activities
Payments for property, plant and equipment	(20,046)	(17,830)
Net (purchases) and sales of short term investments	(44,556)	(666)
Proceeds from sale of property, plant and equipment	61	145
Net refundable tax paid and other asset expenditures	(4,165)	(3,120)
Net cash used in investing activities	(68,706)	(21,471)

Cash flow from financing activities
Proceeds from issue of equity shares	1,118	133
Net repayments from advances on metal shipments	-	(5,646)
Advances received for construction and equipment leases	2,854	-
Dividends paid	(2,695)	(2,672)
Distributions by subsidiaries to non-controlling interests	(254)	-
Net cash generated from (used in) financing activities	1,023	(8,185)
Net decrease in cash	(8,218)	18,990
Cash at the beginning of the year	179,921	100,474
Effects of exchange rate changes on the balance of cash held in foreign currencies	170	270
Cash at the end of the period	$171,873	$119,734

Supplemental Cash Flow Information
Interest paid	$-	$-
Significant Non-Cash Items
Equity issued to acquire non-controlling interest of Aquiline Resources Inc. (Note 8)	$-	$43,532
Warrants issued to acquire non-controlling interest of Aquiline Resources Inc. and classified as a liability	$-	$3,986
Stock compensation issued to employees and directors	$-	$761

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Pan American Silver Corp. Condensed Consolidated Statements of Shareholders’ Equity For the three months ended March 31, 2011 (Unaudited in thousands of U.S. dollars, except for number of shares)
	Attributable to shareholders of the Company
	Issued shares	Issued capital	Share option reserve	Accumulated other comprehensive income	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2010	105,117,120	$1,206,647	$6,349	$1,452	$83,875	$1,298,323	$15,964	$1,314,287
Issued on the exercise of stock options	7,308	187	(54)	-	-	133	-	133
Issued as compensation	31,824	761	-	-	-	761	-	761
Issued to acquire non-controlling interest of Aquiline Resources Inc.	1,747,738	43,532	-	-	(39,809)	3,723	(7,709)	(3,986)
Other decrease in non-controlling interests	-	-	-	-	-	-	(608)	(608)
Stock-based compensation on option grants	-	-	649	-	-	649	-	649
Other comprehensive income	-	-	-	1,057	-	1,057	-	1,057
Dividend declared	-	-	-	-	(2,672)	(2,672)	-	(2,672)
Earnings (loss) for the period	-	-	-	-	26,276	26,276	(119)	26,157
Balance, March 31, 2010	106,903,990	$1,251,127	$6,944	$2,509	$67,670	$1,328,250	$7,528	$1,335,778
Issued on the exercise of stock options	443,279	8,816	(1,601)	-	-	7,215	-	7,215
Issued as compensation	45,094	1,729	-	-	-	1,729	-	1,729
Issued on the exercise of warrants	399,005	15,215	-	-	-	15,215	-	15,215
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(992)	(992)
Stock-based compensation on option grants	-	-	1,679	-	-	1,679	-	1,679
Other comprehensive income	-	-	-	5,189	-	5,189	-	5,189
Dividend declared	-	-	-	-	(5,354)	(5,354)	-	(5,354)
Earnings (loss) for the period	-	-	-	-	(12,565)	(12,565)	2,115	(10,450)
Balance, December 31, 2010	107,791,368	$1,276,887	$7,022	$7,698	$49,751	$1,341,358	$8,651	$1,350,009
Issued on the exercise of stock options	26,370	675	(135)	-	-	540	-	540
Issued on the exercise of warrants	16,266	775	-	-	-	775	-	775
Stock-based compensation on option grants	-	-	445	-	-	445	-	445
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(254)	(254)
Other comprehensive income	-	-	-	(316)	-	(316)	-	(316)
Dividend declared	-	-	-	-	(2,695)	(2,695)	-	(2,695)
Earnings for the period	-	-	-	-	92,161	92,161	518	92,679
Balance, March 31, 2011	107,834,004	$1,278,337	$7,332	$7,382	$139,217	$1,432,268	$8,915	$1,441,183

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. and its subsidiary companies (collectively, the “Company”, or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia.  The Company has current project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America and Mexico.

2.	First Time Adoption of IFRS

These are the Company’s first unaudited condensed consolidated interim financial statements prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”).  The date of transition to IFRS is January 1, 2010.

The Company’s IFRS accounting policies are presented in Note 3 and have been applied in preparing the financial statements for the part of the period covered by the Company’s first IFRS consolidated annual financial statements for the year ending December 31, 2011, the comparative information and the opening statement of financial position at the date of transition.  The effects of the transition to IFRS on equity, total comprehensive income and income statements are presented on the next page.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

(Note 2 continued)
Condensed Consolidated Statement of Financial Position Reconciliation

		December 31, 2010			As at January 1, 2010 (Date of transition)
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS Opening
Assets
Current assets
Cash		$179,921	$-	$179,921	$100,474	$-	$100,474
Financial assets at fair value		180,583	-	180,583	92,623	-	92,623
Trade and other receivables		66,893	-	66,893	66,059	-	66,059
Income taxes receivable		87	-	87	12,132	-	12,132
Inventories		106,854	-	106,854	93,446	-	93,446
Derivative financial instruments		-	-	-	160	-	160
Future income taxes	i(d)	8,172	(8,172)	-	4,993	(4,993)	-
Prepaids and other current assets		6,520	-	6,520	2,568	-	2,568
Total Current Assets		549,030	(8,172)	540,858	372,455	(4,993)	367,462

Non-current assets
Property, plant and equipment, net	i(b),ii(a)	1,492,538	(331,215)	1,161,323	1,457,724	(280,648)	1,177,076
Deferred tax assets	i(c), i(d)	1,251	5,575	6,826	-	7,351	7,351
Other assets		1,618	-	1,618	6,521	-	6,521
Long-term refundable tax receivable		28,171	-	28,171	11,909	-	11,909
Total Assets		$2,072,608	$(333,812)	$1,738,796	$1,848,609	$(278,290)	$1,570,319

Liabilities
Current liabilities
Accounts payable and accrued liabilities	vii	$81,230	$(3,450)	$77,780	$96,159	$(4,948)	91,211
Provisions	vii	-	3,450	3,450	-	4,948	4,948
Current income tax liabilities		29,699	-	29,699	4,021	-	4,021
Future income taxes	i(d)	4,312	(4,312)	-	-	-	-
		115,241	(4,312)	110,929	100,180	-	100,180

Non-current liabilities
Provisions	ii	69,463	4,553	74,016	62,775	(5,502)	57,273
Deferred tax liabilities	i	331,228	(281,424)	49,804	305,820	(271,948)	33,872
Share purchase warrants	iii	-	127,890	127,890	-	43,919	43,919
Other long-term liabilities	vii	28,614	(2,466)	26,148	20,788	-	20,788
Total Liabilities		544,546	(155,759)	388,787	489,563	(233,531)	$256,032

Non-controlling interest	iv	7,774	(7,774)	-	15,256	(15,256)	-

Shareholders’ Equity
Capital and reserves
Issued capital	iii	1,272,860	4,027	1,276,887	1,206,647	-	1,206,647
Share premium	iii	45,303	(38,281)	7,022	47,293	(40,944)	6,349
Reserves	vi	9,346	(1,648)	7,698	1,618	(166)	1,452
Retained earnings	i-vi	192,779	(143,028)	49,751	88,232	(4,357)	83,875
		1,520,288	(178,930)	1,341,358	1,343,790	(45,467)	1,298,323
Non-controlling interest	iv	-	8,651	8,651	-	15,964	15,964
Total Equity		1,520,288	(170,279)	1,350,009	1,343,790	(29,503)	1,314,287
Total Liabilities and Equity		$2,072,608	$(333,812)	$1,738,796	$1,848,609	$(278,290)	$1,570,319

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

(Note 2 continued)
Condensed Consolidated Income Statements Reconciliation
		Three months ended March 31, 2010			Year ended December 31, 2010
		(The latest presented period under previous GAAP)
	Notes	Previous GAAP	Effect of Transition to IFRS	IFRS	Previous GAAP	Effect of Transition to IFRS	IFRS
Revenue	viii	$132,375	$3,444	$135,819	$631,986	$14,567	$646,553
Cost of sales	v,viii	(75,681)	(22,361)	(98,042)	(305,696)	(99,742)	(405,438)
Depreciation, depletion and amortization	v	(19,820)	19,820	-	(86,483)	86,483	-
Mine operating earnings		36,874	903	37,777	239,807	1,308	241,115

General and administrative		(3,172)	-	(3,172)	(17,109)	-	(17,109)
Exploration and project development		(5,452)	-	(5,452)	(24,527)	-	(24,527)
Asset retirement and reclamation	ii(a)	(732)	732	-	(2,929)	2,929	-
Doubtful accounts and inventory provision		-	-	-	(4,754)	-	(4,754)
Operating earnings		27,518	1,635	29,153	190,488	4,237	194,725

Interest and financing expense	ii(b)	(776)	(918)	(1,694)	(2,061)	(3,669)	(5,730)
Investment and other income		1,351	-	1,351	5,488	-	5,488
Foreign exchange gain	i(a)	3,018	(2,495)	523	11,058	(9,372)	1,686
Gain (loss) on derivatives	iii	-	9,148	9,148	-	(90,661)	(90,661)
Gain (loss) on commodity and foreign currency contracts		(703)	-	(703)	(237)	-	(237)
Gain (loss) on sale of assets		(14)	-	(14)	651	-	651
Earnings before taxes		30,394	7,370	37,764	205,387	(99,465)	105,922

Non-controlling interests	iv	135	(135)	-	(1,827)	1,827	-
Income taxes	i(a-e)	(11,416)	(191)	(11,607)	(90,987)	772	(90,215)
Net earnings for the period		$19,113	$7,044	$26,157	$112,573	$(96,869)	$15,707

Attributable to:
Equity holders of the Company		$-	$26,276	$26,276	$-	$13,711	$13,711
Non-controlling interest		-	(119)	(119)	-	1,996	1,996
		$-	$26,157	$26,157	$-	$15,707	$15,707

Earnings per share
Basic earnings per share		$0.18	$0.07	$0.25	$1.05	$(0.92)	$0.13
Diluted earnings per share		$0.18	$0.07	$0.25	$1.05	$(0.92)	$0.13
Weighted average shares outstanding (in 000’s) Basic		106,686	-	106,686	106,969	-	106,969
Weighted average shares outstanding (in 000’s) Diluted		107,228	-	107,228	107,575	-	107,575

Condensed Consolidated Statement of Comprehensive Income Reconciliation

Net earnings for the period		$19,113	$7,044	$26,157	$112,573	$(96,869)	$15,704
Unrealized net gains on available for sale non-monetary securities (net of zero tax)		1,903	(802)	1,101	8,025	(1,481)	6,544
Reclassification adjustments of net (gains) included in earnings		(44)	-	(44)	(297)	-	(297)
Total comprehensive income for the period		$20,972	$6,242	$27,214	$120,301	$(98,350)	$21,951
Total comprehensive income attributable to:
Equity holders of the Company		$-	$27,333	$27,333	$-	$19,955	$19,955
Non-controlling interest		-	(119)	(119)	-	1,996	1,996
		$-	$27,214	$27,214	$-	$21,951	$21,951

See accompanying notes to these statements.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Notes to the IFRS reconciliation above:
i.		Deferred taxes The adjustments to deferred income tax assets and liabilities reflect the tax effects under IAS 12 Income Taxes:
	(a)	IAS 12 requires recognition of deferred income taxes for differences that arise on translation of non-monetary assets denominated in currencies other than the Company’s functional currency. The tax bases of these non-monetary assets are re-measured from historical rates to functional currency using current exchange rates. The difference as a result of change in exchange rates creates a deferred income tax adjustment. Under Canadian GAAP, the historical exchange rates were used and any differences that arose from re-measurement were recorded as foreign exchange gain or loss. The Company has mining properties in Argentina, Peru, Mexico and Bolivia with significant tax basis denominated in local currencies, the movement between the US dollar and these local currencies gives rise to changes in deferred income tax.
	(b)	Unlike Canadian GAAP, IAS 12 prohibits the recognition of deferred taxes on initial recognition of an asset or liability where the acquisition is not a business combination and neither accounting profit nor taxable profit were affected at the time of the transaction. Accordingly, in its opening statement of financial position, the Company has reversed the deferred income tax liabilities recognized on acquisition of the assets of Aquiline, Manantial Espejo and Alamo Dorado.
	(c)	The deferred income tax expense booked on the deferred component of the employee profit-sharing arrangement at some of the Company’s sites is different under IFRS. Unlike Canadian GAAP, the deferred component of this employee benefit liability is not recognized under IAS 19 Employee benefits.
	(d)	IAS 12 specifies the conditions under which an entity can offset both current and deferred tax assets and liabilities, and requires deferred taxes to be presented as current.
	(e)	The tax effects of other IFRS adjustments.
ii.		Closure and decommissioning
	(a)	Under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, the closure provision is measured based on the best estimate of expenditure required to settle the obligation at the statement of financial position date using current discount rate and inflation assumptions; thus simplifying the calculation by removing the ‘layering’ concept used for Canadian GAAP. In addition, IFRS requires that the liability be re-measured at each reporting date versus the requirement in Canadian GAAP to re-measure in the event of changes in the amount or timing of cash flows required to settle the obligation.
	(b)	A reclassification of the accretion on the closure and decommissioning liability from operating expense to finance expense to comply with the presentation requirements of IAS 37.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

iii. iv. v. vi. vii. viii.
Share purchase warrants
Reclassification of share purchase warrants that were presented as equity instruments under Canadian GAAP to derivative financial liability under IAS 39 Financial Instruments: Recognition and Measurement.  Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company's functional currency are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values included in net earnings.

Adjustments for non-controlling interest
An adjustment to record the changes in non-controlling interests resulting from all the IFRS adjustments and reclassification of non-controlling interests to be included in the equity section under IFRS.

Depreciation
The adjustment to depreciation is a result of a change in the mineral, property, plant and equipment basis as a consequence of the changes to the closure and decommissioning liability at all the mine sites and changes related to IAS 12 Income Taxes as discussed above.  In addition, a presentation adjustment to include depreciation and amortization expenses as part of cost of sales.

Foreign exchange gains or losses on available-for-sale monetary securities
A reclassification of the unrealized gains or losses on available for sale monetary securities from other comprehensive income (in Canadian GAAP) to earnings for the period (to retained earnings on transition date) to comply with IAS 39 Financial Instruments: Recognition and Measurement.

Provisions
A reclassification of the current portion of litigation provision from trade and other payables to provisions.

Royalty
A reclassification of royalty expenses from revenue to cost of sales to comply with the definition of Revenue under IAS 18 Revenue.

Consolidated Statement of Cash Flows Reconciliation

The adoption of IFRS has not had an impact on the net cash flows of the Company.  The changes made to the statements of financial position and income statements have resulted in reclassifications of various amounts on the statements of cash flows, however as there have been no changes to the net cash flows, no reconciliations have been presented.

First time Adoption Exemptions Applied

IFRS 1 First-time Adoption of International Financial Reporting Standards, which governs the first-time adoption of IFRS, in general requires accounting policies to be applied retrospectively to determine the opening statement of financial position at the Company’s transition date of January 1, 2010, unless certain exemptions are applied.  The exemptions that the Company has elected to apply are:

a.	Deemed Cost Exemption
IFRS 1 provides an option that allows a first-time adopter to elect to use a previous GAAP revaluation of an item of property, plant and equipment at or before the date of transition to IFRSs as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to fair value. The Company had previously revalued the property, plant and equipment assets at Quiruvilca and La Colorada as a result of a Canadian GAAP impairment, and has elected these revalued amounts less subsequent depreciation as the deemed cost at the date of transition to IFRS.

b.	Decommissioning Liability Exemption
IFRS 1 indicates that a first-time adopter may elect not to apply IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities retrospectively.  The Company applied this election and accordingly measured the decommissioning liability as at the date of transition to IFRSs in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and estimated the amounts that would have been included in the cost of the related mining property, plant and equipment and recalculated the accumulated depreciation for those assets at January 1, 2010.

c.	Business Combination Exemption
IFRS 1 allows a first-time adopter to avoid application of IFRS 3R Business Combinations retrospectively to business combinations that occurred before either the date of transition to IFRS or an alternative pre-transition date.  The Company applied this exemption to business combinations that occurred prior to January 1, 2010.

d.	Share-Based Payment Exemption
IFRS 1 gives a first-time adopter the option to not apply IFRS 2 Share-Based Payment to (i) equity instruments that were granted for the periods on or before November 7, 2002 or after November 7, 2002 but that vested before the date of transition to IFRS and (ii) liabilities arising from cash-settled share-based payment transactions if those liabilities were settled before January 1, 2005 or before the date of transition to IFRS.  The Company elected to apply this exemption on its January 1, 2010 date of transition to IFRS.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

e.	Leases Exemption
IFRS 1 provides a first-time adopter with an option to not apply certain requirements under IAS 17 Leases retrospectively.  The Company applied two exemptions and accordingly assessed whether an arrangement contains a lease on the basis of facts and circumstances existing at the date of transition to IFRS. Secondly, the Company did not reassess the determination of whether an arrangement contains a lease under IFRS if the determination made under Canadian GAAP gave the same outcome as that from the application of IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease.

f.	Borrowing Costs Exemption
This exemption in IFRS 1 allows a first-time adopter to apply the transitional provisions set out in IAS 23 Borrowing Costs at January 1, 2009 or the date of transition to IFRS, whichever is later.  IAS 23 requires the capitalization of borrowing costs related to all qualifying assets.  The Company elected to apply IAS 23 Borrowing Costs to qualifying assets for which the commencement date for capitalization is on or after January 1, 2010.

3.	Summary of Significant Accounting Policies

a.  Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with IFRS for interim financial information as are the comparative figures presented.  As these are the Company’s first set of condensed consolidated interim financial statements in accordance with IFRS, the Company’s disclosures are in accordance with IAS 34 Interim Financial Reporting.  Operating results for the three-month period ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2010, which were prepared in accordance with Canadian GAAP.  Note 2 above provides an explanation of the transition to IFRS.

Accounting standards issued and effective January 1, 2013

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.  These include:

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement.  The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories:  amortized cost and fair value.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.  This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases;  measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 27 Separate Financial Statements has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.  This standard will not have an impact on the consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

b.	Significant Accounting Policies

Basis of Preparation: The condensed consolidated financial statements of Pan American Silver Corp and its subsidiaries (the “Company”) are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRIC) effective for the Company’s reporting for the year ended December 31, 2011.

The condensed consolidated financial statements are presented in US dollars, which is the Company’s functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

Principles of Consolidation: The financial statements consolidate the financial statements of Pan American Silver Corp and its subsidiaries. All inter-entity balances and transactions, including unrealized profits and losses arising from intra-company transactions, have been eliminated in full. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This occurs when the Company has more than 50% voting power through ownership or agreements, except where minority rights are such that a minority shareholder is able to prevent the Company from exercising control. Where there is a loss of control of a subsidiary, the financial statements include the results for the part of the reporting period during which the Company has control. Subsidiaries use the same reporting period and same accounting policies as the Company.

For partly owned subsidiaries, the net assets and net earnings attributable to non-controlling shareholders are presented as “Amounts attributable to non-controlling interest” in the consolidated statement of financial position and consolidated income statement.

The condensed consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned

Pan American Silver S.A. Mina Quiruvilca	Peru	100%	Consolidated	Huaron Mine/Quiruvilca Mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Triton S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

Inter-company balances and transactions have been eliminated on consolidation.

Business combinations: Upon the acquisition of a subsidiary, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) acquired on the basis of fair value at the date of acquisition.  When the cost of acquisition exceeds the fair values attributable to the Group’s share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortised but is reviewed for impairment annually or more frequently where there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement.  Acquisition costs are expensed.

Control of a business may be achieved in stages.  Upon the acquisition of control, any previously held interest is remeasured to fair value at the date control is obtained resulting in a gain or loss upon the acquisition of control.  In addition, any change re relating to interest previously recognized in other comprehensive income is reclassified to the income statement upon the acquisition of control.

Significant Judgments and Estimates: Many of the amounts included in the financial statements involve the use of judgement and/or estimation.  These judgements and estimates are based on management’s knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements.

The preparation of the financial statements requires that the Company’s management use judgement to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant items that require both judgements and estimates are: quantities of proven and probable reserves; the value of mineralized material beyond proven and probable reserves; future costs and expenses to produce proven and probable reserves; future commodity prices and foreign currency exchange rates; the future cost of provision for decommissioning and closure costs; amounts of contingencies; the fair value of acquired assets and liabilities including pre-acquisition contingencies; valuation input assumptions for derivative liabilities; and taxes.  Significant items that require estimates as the basis for determining the stated amounts include inventories, trade accounts receivable, mineral property plant and equipment, investments in non-producing properties, revenue recognition, stock based compensation, unrealized gains and losses on commodity and foreign currency contracts, derivative liabilities; fair value of assets and liabilities acquired in a business combination, and taxes.

Revenue Recognition: Revenue associated with the sale of commodities is recognized when all significant risks and rewards of ownership of the asset sold are transferred to the customer, usually when insurance risk and title has passed to the customer and the commodity has been delivered to the shipping agent. At this point the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the commodities and the costs incurred, or to be incurred, in respect of the sale can be reliably measured. Revenue is recognized, at the fair value of the consideration receivable, to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured. Sales revenue is recognized at the fair value of consideration received, which in most cases is invoiced amounts.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

The Company’s concentrate sales contracts with third-party smelters, in general, provide for a provisional payment based upon provisional assays and quoted metal prices.  Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. For this purpose, the selling price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.

Sales revenue is commonly subject to adjustment based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices and result in an embedded derivative in the accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with the fair value adjustments recognized in revenue.

Refining and treatment charges are netted against revenue for sales of metal concentrate.  Sales of concentrate are stated at their invoiced amount which is net of treatment and refining charges.

Financial instruments: are any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i) Financial assets

The Company classifies its financial assets in the following categories: at fair value through the income statement, loans and receivables, available-for-sale and held to maturity investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

(a) Financial assets at fair value through the income statement

Derivatives are included in this category and are classified as current assets.  Assets in this category are classified as current assets. Generally, the Company does not acquire financial assets for the purpose of selling in the short term. Financial assets carried at fair value through the income statement are initially recognized at fair value and transaction costs are expensed in the income statement.

(b) Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables comprise ‘trade and other receivables’, ‘other financial assets’ and ‘cash and cash equivalents’ in the statement of financial position. Loans and receivables are carried at amortized cost less any impairment.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either specifically designated as available for sale or not classified in any of the other categories. They are included in non-current assets unless the Company intends to dispose of the investment within 12 months of the statement of financial position date. Changes in the fair value of available-for sale financial assets denominated in a currency other than the functional currency of the holder, other than equity investments, are analyzed between translation differences and other changes in the carrying amount of the security. The translation differences are recognized in the income statement. Any impairment charges are also recognized in the income statement, while other changes in fair value are recognized in equity directly. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments previously recognized in equity are reclassified to the income statement.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Dividends on available-for-sale equity instruments are also recognized in the income statement within investment income when the Company’s right to receive payments is established. Financial assets not carried at fair value through the income statement are initially recognized on the trade date at fair value plus transaction costs.

(d) Held to maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred.

(ii) Financial liabilities

Borrowings and other financial liabilities are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

Borrowings and other financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

(iii)  Derivative financial instruments

When the Company enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions. All derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured subject to IAS 39 at their fair value at each statement of financial position date.

– Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. For example, variations between the commodity price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices and result in an embedded derivative in the accounts receivable.  This is described in the policy for revenue recognition.

(iv) Fair value

Fair value is the amount at which an item could be exchanged in an arm’s length transaction between informed and willing parties. Where relevant market prices are available, these are used to determine fair values. In other cases, fair values are calculated using quotations from independent financial institutions, or by using valuation techniques consistent with general market practice applicable to the instrument.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

•	The fair values of cash, short term borrowings approximate their carrying values, as a result of their short maturity or because they carry floating rates of interest.

•	Derivative financial assets and liabilities are measured at fair value based on published price quotations for the period for which a liquid active market exists.

(v) Impairment of financial assets

Available-for-sale financial assets

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, an evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on an analysis of indicators such as significant adverse changes in the technological, market, economic or legal environment in which the company invested in operates.

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available for- sale are not recognized in the income statement. Reversals of impairment losses on debt instruments are reversed through the income statement; if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized.

(vi) De-recognition of financial assets and liabilities

Financial assets

A financial asset is derecognized when its contractual rights to the cash flows that comprise the financial asset expire or substantially all the risks and rewards of the asset are transferred.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within finance income and finance costs respectively.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and any difference in the respective carrying amounts is recognized in the income statement.

(vii) Trade receivables

Trade receivables are recognized initially at fair value and are subsequently measured at amortized cost reduced by any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, default in payment or a significant deterioration in credit worthiness. Any impairment is recognized in the income statement within ‘doubtful accounts provision’. When a trade receivable is uncollectable, it is written off against the provision for impairment. Subsequent recoveries of amounts previously written off are credited against ‘doubtful accounts provision’ in the income statement.

(viii) Accounts payable

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Derivative Financial Instruments: The Company employs metals and currency contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales.  Foreign currency derivative financial instruments, such as forward contracts are used to manage the effects of exchange rate changes on foreign currency cost exposures. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative and any gains or losses arising from changes in fair value on derivatives are taken directly to earnings for the year. The fair value of forward currency and commodity contracts is calculated by reference to current forward exchange rates and prices for contracts with similar maturity profiles.

Cash: Cash includes cash on hand and cash in banks, held primarily in U.S. and Canadian dollars (“USD” and “CAD”, respectively) and considered “held for trading” and therefore is stated at its carrying value which approximates its fair value.

Short-term Investments:  Short-term investments are classified as “available for sale”, and consist of highly-liquid debt securities with original maturities in excess of three months and equity securities.  These debt and equity securities are initially recorded at fair value, which upon their initial measurement is equal to their cost.  Subsequent measurements and changes in the market value of these debt and equity securities are recorded as changes to other comprehensive income.  Investments are assessed quarterly for potential impairment.

Inventories: Inventories include work in progress, concentrate ore, doré, processed silver and gold, and operating materials and supplies. Work in progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of cost or estimated net realizable value based upon the period ending prices of contained metal.  Cost is determined on a weighted average basis or using a first-in-first-out basis and includes all costs incurred in the normal course of business including direct material and direct labour costs and an allocation of production overheads, depreciation and amortization, and other costs, based on normal production capacity, incurred in bringing each product to its present location and condition. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. If the ore will not be processed within the 12 months after the statement of financial position date it is included within non-current assets. Quantities are assessed primarily through surveys and assays.

Supplies inventories are valued at the lower of average cost and net realizable value, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries.  At times, the Company has a limited amount of finished silver at a minting operation where coins depicting Pan American’s emblem are stamped.

Mineral Property, Plant, and Equipment: On initial acquisition, mineral property, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Property, plant and equipment and depreciated accordingly.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.

Depreciation is provided so as to write off the cost, less estimated residual values of buildings, plant and equipment (based on prices prevailing at the statement of financial position date) on the following bases:

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Mine production assets are depreciated using a unit of production method based on estimated economically recoverable reserves, which results in a depreciation charge proportional to the depletion of reserves. Buildings, plant and equipment unrelated to production are depreciated using the straight-line method based on estimated useful lives. Where parts of an asset have different useful lives, depreciation is calculated on each separate part.

Each asset or part’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are included below in the accounting policy for depreciation of property, plant, and equipment.

The net carrying amounts of land, buildings, plant and equipment are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

In countries where we have paid Value Added Tax (“VAT”) and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If we ultimately recover amounts that have been deferred, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

Where an item of property, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the income statement. Any items of property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.

Operational Mining Properties and Mine Development: When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are also capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial service. Any revenues earned during this period are recorded as a reduction in deferred commissioning costs. These costs are amortized using the units-of-production method (described below) over the life of the mine, commencing on the date of commercial service.

Acquisition costs related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. In countries where the Company has paid Value Added Tax (“VAT”) and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately makes recoveries of the VAT, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Major development expenditures on producing properties incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing properties are charged against earnings as incurred. Gains or losses from sales or retirements of assets are included in gain or loss on sale of assets.

Depreciation of Property, Plant and Equipment: The carrying amounts of property, plant and equipment (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine or mineral lease, if shorter.  Estimates of residual values and useful lives are reviewed annually and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.

Units of production basis

For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a unit of production basis.

In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proved and probable reserves and, for some mines, other mineral resources. Such non reserve material may be included in depreciation calculations in limited circumstances and where there is a high degree of confidence in its economic extraction.

Straight line basis

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis.

Property, plant and equipment are depreciated over its useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis as follows:

•	Buildings and Plant Facilities – 25 to 50 years

•	Land – not depreciated

•	Mobile equipment – 3 to 7 years

•	Mining properties and leases – based on reserves on a unit of production basis. Capitalized evaluation and development expenditure– based on applicable reserves on a unit of production basis

•	Exploration and Evaluation – not depreciated until mine goes into production

•	Assets under construction – not depreciated until assets are ready for their intended use

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Exploration and Evaluation Expenditure relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having economic potential.

Expenditure on exploration activity is not capitalized.

Capitalization of evaluation expenditure commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Company.

Evaluation expenditure, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale.

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

In the case of undeveloped projects there may be only inferred resources to form a basis for the impairment review. The review is based on a status report regarding the Company’s intentions for development of the undeveloped project. In some cases, the undeveloped projects are regarded as successors to ore bodies, smelters or refineries currently in production. Where this is the case, it is intended that these will be developed and go into production when the current source of ore is exhausted or to replace the reduced output, which results where existing smelters and/or refineries are closed. It is often the case that technological and other improvements will allow successor smelters and/or refineries to more than replace the capacity of their predecessors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any related impairment provisions are written off.

An impairment review is performed, either individually or at the cash generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is expensed in the financial year in which this is determined. Capitalized exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that the conditions discussed above for expenditure on exploration activity and evaluation expenditure are met.

Expenditure is transferred to mining properties and leases or assets under construction once the work completed to date supports the future development of the property and such development receives appropriate approvals.

Deferred Stripping Costs:  In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the preproduction phase, these costs are capitalized as part of the cost of the mine property and subsequently amortized over the life of the mine (or pit) on a units of production basis.

The costs of removal of the waste material during a mine’s production phase are deferred, where they give rise to future benefits. These capitalized costs are subsequently amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activity.

Asset Impairment:  Management reviews and evaluates its assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  Impairment is normally assessed at the level of cash-generating units which, in accordance with IAS 36 ‘Impairment of Assets’, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. In addition, an impairment loss is recognized for any excess of carrying amount over the fair value less costs to sell of a non-current asset or disposal group held for sale. When an impairment review is undertaken, recoverable amount is assessed by reference to the higher of value in use (being the net present value of expected future cash flows of the relevant cash generating unit) and fair value less costs to sell (‘fair value’). The best evidence of fair value is the value obtained from an active market or binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Company could receive for the cash generating unit in an arm’s length transaction. This is often estimated using discounted cash flow techniques.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Where recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36. The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, close down, restoration and environmental clean-up. These may include net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proved or probable ore reserves. Such non reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.

Where the recoverable amount of a cash generating unit is dependent on the life of its associated ore body, expected future cash flows reflect long term mine plans, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and for forecasting production costs.

The Company’s cash flow forecasts are based on estimates of future commodity prices, which assume market prices will revert to the Company’s assessment of the long term average price, generally over a period of three to five years. These long term commodity prices, for most commodities, are derived from an analysis of the marginal costs of the producers of these commodities. These assessments often differ from current price levels and are updated periodically.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted, including appropriate adjustments for the risk profile of the countries in which the individual cash generating units operate. For operations with a functional currency other than the US dollar, the impairment review is undertaken in the relevant functional currency. The great majority of the Company’s sales are based on prices denominated in US dollars. To the extent that the currencies of countries in which the Company produces commodities strengthen against the US dollar without commodity price offset, cash flows and, therefore, net present values are reduced. When calculating value in use, IAS 36 requires that calculations should be based on exchange rates current at the time of the assessment. Non-financial assets other than goodwill that have suffered an impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

Closure and Decommissioning Costs: The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements. Closure and decommissioning provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the underlying obligation. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Property, plant and equipment and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the un-depreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the income statement. In the case of closed sites, changes to estimated costs are recognized immediately in the income statement. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges. Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgments and estimates involved.

The provision is reviewed on an annual basis for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

Foreign Currency Translation:  The Company’s functional currency and that of its subsidiaries is the U.S. dollar as this is the principal currency of the economic environments in which they operate. Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates.  Carrying values of foreign currency monetary assets and liabilities are re-translated at each statement of financial position date to reflect the U.S. exchange rate prevailing at that date.

Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings except for differences arising on decommissioning provisions which are capitalized for operating mines.

Share-based Payments:  The Company makes share-based awards, including free shares and options, to certain employees.

For equity-settled awards, the fair value is charged to the income statement and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of the equity-settled awards is determined at the date of grant.  Non-vesting conditions and market conditions, such as target share price upon which vesting is conditioned, are factored into the determination of fair value at the date of grant.  All other vesting conditions are excluded from the determination of fair value and included in management’s estimate of the number of awards ultimately expected to vest.

The fair value is determined by using option pricing models. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the income statement with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. Any compensation paid up to the fair value of the awards at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the income statement. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new awards are treated as if they are a modification of the original award, as described in the previous paragraph.

Leases: The determination of whether an arrangement is, or contains a lease is based in the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances.

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Company, are capitalized in the statement of financial position at the lower of the fair value of the leased property or the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or lease term. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the statement of financial position. The interest elements of the lease or hire purchase obligations are charged to the income statement over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Leases where substantially all the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.

Income Taxes:  Taxation on the earnings or loss for the year comprises current and deferred tax. Taxation is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year using rates enacted or substantively enacted at the year end, and includes any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the statement of financial position liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax assessment or deduction purposes. Where an asset has no deductible or depreciable amount for income tax purposes, but has a deductible amount on sale or abandonment for capital gains tax purposes, that amount is included in the determination of temporary differences.

The tax effect of certain temporary differences is not recognized, principally with respect to goodwill; temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

business combination or in a manner that initially impacted accounting or taxable earnings); and temporary differences relating to investments in subsidiaries, jointly controlled entities and associates to the extent that the Company is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse in the foreseeable future. The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities, with the exception of items that have a tax base solely derived under capital gains tax legislation, using tax rates enacted or substantively enacted at period end. To the extent that an item’s tax base is solely derived from the amount deductible under capital gains tax legislation, deferred tax is determined as if such amounts are deductible in determining future assessable income.

A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the asset can be utilized. Deferred tax assets are reviewed at each statement of financial position date and amended to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company has both the right and the intention to settle its current tax assets and liabilities on a net or simultaneous basis.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the statement of financial position date.

Current and deferred taxes relating to items recognized directly in equity are recognized in equity and not in the income statement. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. Judgments are also required about the application of income tax legislation. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

Deferred tax assets, including those arising from un-recouped tax losses, capital losses and temporary differences, are recognized only where it is probable that taxable earnings will be available against which the deductible temporary differences can be utilised. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognized unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future. Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, closure and decommissioning costs, capital expenditure, dividends and other capital management transactions.

Earnings (loss) Per Share:  Basic earnings/ (loss) per share is calculated by dividing earnings attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the period.

The diluted earnings/(loss) per share calculation is based on the earnings attributable to ordinary equity holders and the weighted average number of shares outstanding after adjusting for the effects of all potential ordinary shares.  This method requires that the number of shares used in the calculation be the weighted average number of shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.  This method assumes that the potential ordinary shares converted into ordinary shares at the beginning of the period (or at the time of issuance, if not in existence at beginning of the period).  The number of dilutive potential ordinary shares is determined independently for each period presented.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

For convertible securities that may be settled in cash or shares at the holder’s option, returns to preference shareholders and income charges are added back to net earnings used for basic EPS and the maximum number of ordinary shares that could be issued on conversion are used in the computing diluted earnings per share.

4.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders.  The Company’s capital structure consists of shareholders’ equity, comprising issued share capital plus share option reserve plus retained earnings, plus accumulated other comprehensive income with a balance of $1.4 billion as at March 31, 2011 (December 31, 2010: $1.3 billion).  The Company has a $150 million credit facility with a syndicate of international banks which has not been drawn.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2010.

5.	Financial Instruments

Overview

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns.  The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments.

The Company derives its revenue from the sale of silver, zinc, lead, copper, and gold.  The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control.

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, Company policy is not to hedge the price of silver.

The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts.  The Board of Directors continually assess the Company’s strategy towards its base metal exposure, depending on market conditions. At March 31, 2011, the Company had 8,775 tonnes of zinc and 3,375 tonnes of lead under contract, with a positive mark to market valuation of $0.3 million and a negative mark to market valuation of $0.1 million, respectively.  These unrealized gains and losses are presented in current assets and liabilities, respectively.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meets its contractual obligations, and arises principally from the Company’s trade receivables.  The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry. At March 31, 2011 the Company had receivable balances associated with buyers of our concentrates of $57.9 million (December 31, 2010 - $51.0 million).  The vast majority of our concentrate is sold to seven well known concentrate buyers.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Silver dore production from La Colorada, Alamo Dorado and Manantial Espejo is refined under long term agreements with fixed refining terms at five separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances.  At March 31, 2011 the Company had approximately $27.6 million (December 31, 2010 - $20.8 million) of value contained in precious metal inventory at refineries.  The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.  However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management, and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

The Company invests its cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

Foreign Exchange Rate Risk

The Company reports its financial statements in U.S. dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

In order to mitigate this exposure, from time to time the Company has purchased Peruvian New soles (“PEN”), Mexican pesos (“MXN”) and Canadian dollars (“CAD”) to match anticipated spending.  At March 31, 2011, the Company had no forward contracts to purchase foreign currencies.  The Company’s net income is also affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.  The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

The Company’s commitments have contractual maturities which are summarized below:

Payments Due by Period
		Less than	1 – 3	4 – 5	After
	Total	1 year	years	years	5 years
Finance lease obligations	$2,047	$1,415	$632	-	-
Current liabilities	103,217	103,217	-	-	-
Contribution plan (1)	5,120	2,560	2,560	-	-
Total contractual obligations(2)	$110,384	$107,192	$3,192	-	-

(1)
In June 2008 the Company initiated a 4 year contractual retention plan for key officers and management, further discussed in Note 13. Contract commitments for the plan, payable in CAD, represent minimum payments expected to be paid out, presented above in USD at the period-end rate.

(2)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation.

Fair Value of Financial Instruments

The carrying value of cash and share purchase warrants is at fair value, while accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.  Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company's functional currency are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values included in net earnings.

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2010.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

6.	Short Term Investments at Fair Value

	March 31, 2011			December 31, 2010			January 1,2010
Available for Sale	Fair Value	Cost	Accumulated unrealized holding gains (losses)	Fair Value	Cost	Accumulated unrealized holding gains (losses)	Fair Value	Cost	Accumulated unrealized holding gains (losses)
Short term investments	$225,333	$220,081	$5,251	$180,583	$172,315	$8,268	$92,623	$92,153	$470
Investments (1)	1,440	405	1,036	1,483	405	1,078	1,553	405	1,148
	$226,773	$220,486	$6,287	$182,066	$172,720	$9,346	$94,176	$92,558	$1,618
(1) Investments in certain equity securities are presented in other assets on the balance sheet (Note 9).

7.	Inventories

Inventories consist of:
	March 31, 2011	December 31, 2010	January 1, 2010
Concentrate inventory	$21,051	$14,026	$15,379
Stockpile ore	25,531	24,182	21,892
Direct smelting ore	-	-	1,462
Doré and finished inventory	38,127	33,755	27,577
Materials and supplies	36,620	34,891	28,147
	121,329	106,854	94,457
Less: non-current direct smelting ore (Note 9)	-	-	(1,011)
	$121,329	$106,854	$93,446

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

8.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Company.  Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale.  Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations amongst others.
	March 31, 2011			December 31, 2010			Jan 1, 2010
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Huaron mine, Peru	$103,146	$(39,547)	$63,599	$100,801	$(37,860)	$62,941	$57,847
Morococha mine, Peru	126,743	(34,154)	92,589	118,637	(31,550)	87,087	70,873
Alamo Dorado mine, Mexico	172,015	(97,959)	74,056	171,477	(93,262)	78,215	100,697
La Colorada mine, Mexico	63,566	(37,634)	25,932	62,227	(36,596)	25,631	20,749
Manantial Espejo mine, Argentina	299,437	(77,845)	221,592	297,057	(70,865)	226,192	263,067
San Vicente mine, Bolivia	113,552	(26,814)	86,738	111,786	(24,348)	87,438	93,587
Other	6,613	(2,583)	4,030	4,852	(2,442)	2,410	2,152

TOTAL	$885,072	$(316,536)	$568,536	$866,837	$(296,923)	$569,914	$608,972

Non-producing properties:
Morococha, Peru			$15,975			$17,766	$19,012
Aquiline Group (Navidad project)			574,786			571,967	547,420
Other			1,676			1,676	1,672
TOTAL Non-producing properties			$592,437			$591,409	$568,104
TOTAL Mineral Property, Plant and Equipment			$1,160,973			$1,161,323	$1,177,076

Navidad Project, Argentina

During the first quarter of 2010, the Company acquired the remaining 7% interest in Aquiline Resources Inc. (“Aquiline”), a Canadian publicly traded company that controlled the Navidad Project in Chubut, Argentina, a silver development project, as well as several other early stage development projects in Argentina and Peru.  The acquisition was made on the basis of issuing 0.2495 of a Pan American common share, plus 0.1 of a Five Year Pan American Warrant for each Aquiline Share tendered, with a total of 1,747,738 shares and 702,540 warrants issued with a fair value measure of $43.5 million and $4.0 million assigned to each, respectively.  The warrants are presented as part of the Share Purchase Warrants liability on the consolidated balance sheets.  Because the Company became the 100% owner of Aquiline Resources Inc. in this final step of the acquisition, the Company reversed the remaining $7.7 million balance of non-controlling interest associated with the Aquiline group.

During the quarter ended March 31, 2011, the Company capitalized $4.6 million of evaluation costs at the Navidad Project in Argentina ($4.7 million in the 3 months ended March 31, 2010).

La Preciosa Project, Durango, Mexico

The Company has assessed the operating company of the La Preciosa project to be under the scope of IAS 27 Consolidated and Separate Financial Statements and as such it is consolidated in the financial statements of the Company.  Until such time as an economic analysis is completed and proven and probable reserves are established, costs incurred through the jointly operated company will be expensed and no value has been attributed to the property contributed by the Company’s partners to the project. For the three months ended March 31, 2011, the exploration expense recognized arising from the La Preciosa project is $0.6 million ($2.1 million in the 3 months ended March 31, 2010).

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Morococha Mine, Peru

During the second quarter of 2010, the Company’s wholly owned subsidiary Compañia Minera Argentum S.A. (“Argentum”), reached an agreement with Minera Chinalco Perú (“MCP” or “Chinalco”), a subsidiary of the Aluminum Corporation of China which clearly defines each party’s long term surface rights in the area of the Morococha mine.  The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s Toromocho copper project. MCP requires certain lands and concessions in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of the Toromocho project.  While Argentum does not own this land, much of the Morococha mine infrastructure and facilities are located on this ground.

Under the terms of the agreement, Argentum will relocate the core Morococha facilities over a 5 year period and transfer certain mineral concessions and access rights to MCP.  In exchange, Argentum will receive a package of surface rights, easements and other rights that are sufficient to relocate the facilities and to continue uninterrupted operations.  Lastly, Argentum will receive periodic cash payments from MCP totaling $40 million, of which, to March 31, 2011, the Company has received $7.8 million which have been utilized and offset against capital expenditures incurred for the project as well as direct project related expenses.  The Company has also entered into a funding arrangement whereby it has received advances towards some of the project capital expenditures in the amount of $7.6 million.  These advances are subject to interest, which is paid monthly until the completion of the construction, whereby these amounts will be converted into a leasing arrangement.

9.	Other Assets

Other assets consist of:
	March 31, 2011	December 31, 2010	January 1, 2010

Long-term receivable, net	$-	$-	$3,825
Reclamation bonds	137	135	132
Investments (Note 6)	1,440	1,483	1,553
Non-current direct smelting ore (Note 7)	-	-	1,011
	$1,577	$1,618	$6,521

10.	Accounts Payable and Accrued Liabilities

Account payable and accrued liabilities consist of:
	March 31, 2011	December 31, 2010	January 1, 2010
Accounts payable	$30,480	$23,746	$29,836
Other accounts payable and trade related accruals	15,881	17,230	18,108
Aquiline acquisition costs payable	-	-	7,582
Payroll and related benefits	17,627	18,386	12,848
Severance accruals	7,430	6,464	4,781
Payment due for mineral property acquired	-	-	5,799
Advances on concentrate	-	38	5,668
Other taxes payable	1,738	3,842	1,862
Other	5,931	8,074	4,727
	$79,087	$77,780	$91,211

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

11.	Provisions

	Closure and Decommissioning	Litigation	Total
As at January 1, 2010	$57,273	$4,948	$62,221
Amounts capitalized due to revised estimates	9,111	-	9,111
Charged (credited) to earnings:
-new provisions	-	1,836	1,836
-increases to existing provisions	2,543	-	2,543
-unused amounts reversed	-	(216)	(216)
-exchange gains on provisions	-	145	145
Utilized in year	(1,045)	(797)	(1,842)
Accretion expense	3,668	-	3,668
As at December 31, 2010	$71,550	$5,916	$77,466
Charged (credited) to earnings:
-new provisions	-	237	237
-unused amounts reversed	-	(18)	(18)
-exchange gains on provisions	-	(1)	(1)
Utilized in year	(295)	(498)	(793)
Accretion expense	807	-	807
Transfers and other movements	6	-	6
As at March 31, 2011	$72,068	$5,636	$77,704

Maturity analysis of total provisions:	March 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Current	$3,327	$3,450	$4,948
Non-Current	74,377	74,016	57,273
	$77,704	$77,466	$62,221

12.	Other Long Term Liabilities

Other long term liabilities consist of:

	March 31, 2011	December 31, 2010	January 1, 2010
Liability arising from the Aquiline acquisition(1)	$20,788	$20,788	$20,788
Equipment and construction advances (Note 8)	7,607	5,360	-
	$28,395	$26,148	$20,788
(1)  As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project.  Regarding the replacement convertible debenture, it was concluded that the liability presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition.  Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative.  The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a liability.

13.	Share Capital and Employee Compensation Plans

The Company has a comprehensive stock compensation plan for its employees, directors and officers.  The plan provides for the issuance of common shares and stock options, as incentives.  The maximum number of Shares which may be issued pursuant to options granted or bonus Shares issued under the 2008 Plan may be equal to, but will not exceed 6,461,470 Shares.  The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors.  Any modifications to the stock Compensation Plan require shareholders’ approval.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

The Board has developed long term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan.  The LTIP consists of an annual grant of options to senior management to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend.  The options are five year options which vest in three instalments, one third on the first anniversary of the grant date and one third on each of the second and third anniversary dates of the award.  Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential.  The Compensation Committee oversees the LTIP on behalf of the Board of Directors.  The LTIP plan guidelines can be modified or suspended, at the discretion of the Compensation Committee and the Board of Directors.

Transactions concerning stock options and share purchase warrants are summarized as follows in Canadian dollars (“CAD”):
	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price CAD$	Shares	Price CAD$	Shares
As at December 31, 2009	1,469,126	$29.66	7,702,698	$33.56	9,171,824

Granted	558,249	$27.43	-	$-	558,249
Issued on acquisition	-	$-	702,540	$35.00	702,540
Exercised	(450,587)	$16.72	(399,005)	$11.57	(849,592)
Expired	-	$-	(51,488)	$52.10	(51,488)
Forfeited	(128,392)	$23.92	-	$-	(128,392)
As at December 31, 2010	1,448,396	$32.95	7,954,745	$34.67	9,403,141

Exercised	(26,370)	$20.03	(16,266)	$35.00	(42,636)
Expired		$-	-	$-	-
Forfeited	(424,147)	$48.10	-	$-	(424,147)
As at March 31, 2011	997,879	$26.85	7,938,479	$34.67	8,936,358

Long Term Incentive Plan

During the quarter ended March 31, 2011, 26,370 common shares were issued for proceeds of $0.5 million in connection with the exercise of options under the plan (March 31, 2010 – 7,308 and $0.1 million, respectively).

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at March 31, 2011.  The underlying options agreements are specified in Canadian dollar amounts and include 41,137 options issued as part of the acquisition of Aquiline Resources Inc.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at March 31, 2011	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at March 31, 2011	Weighted Average Exercise Price CAD$
$17.73 - $22.23	393,028	39.27	$19.25	186,593	$18.80
$22.24 - $25.19	237,269	46.66	$25.18	77,165	$25.15
$25.20 - $36.66	228,227	16.46	$32.64	228,227	$32.64
$36.67 - $48.10	139,355	65.98	$41.63	24,950	$48.10
	997,879	39.54	$26.85	516,935	$27.27

For the three months ended March 31, 2011, the total employee stock-based compensation expense recognized in the statement of operations was $0.9 million (March 31, 2010 - $0.8 million).

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Share Purchase Warrants

As part of the acquisition of Aquiline, the Company issued share purchase warrants (Consideration and Replacement Warrants) in connection with the acquisition of Aquiline Resources Inc.

	Warrants Outstanding			Warrants Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at March 31, 2011	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at March 31, 2011	Weighted Average Exercise Price CAD$
$10.02	106,037	6.74	$10.02	106,037	$10.02
$35.00	7,832,442	44.40	$35.00	7,832,442	$35.00
	7,938,479	43.89	$34.67	7,938,479	$34.67

As discussed in Note 2(iii), the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.  The Company uses the Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants.  Assumptions used are as follows:

	March 31, 2011		December 31, 2010
Warrant strike price	$10.02	$35.00	$10.02	$35.00
Risk-free interest rate	1.8%	2.4%	1.6%	2.2%
Expected dividend yield	0.3%	0.3%	0.3%	0.3%
Expected stock price volatility	40%	40%	40%	40%
Expected warrant life in years	0.6	3.7	0.8	4.0
Quoted market price at period end	$36.01	$36.01	$40.93	$40.93

Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company.

The Contribution Plan is a four year plan with a percentage of the retention bonus payable at the end of each year of the program.  The Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for four years starting in June 2009.  Each year, the annual contribution award will be paid in the form of either cash or shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the 4 year period of the Plan is CAD $10.5 million with CAD $5.0 million remaining to be paid as of March 31, 2011 as described in Note 5.  Currently, it is planned that any such payments will be made by way of cash.  No shares will be issued from the treasury pursuant to the Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities.

Dividends

On May 18, 2011, the Company declared a quarterly dividend of $0.025 per common share to be paid to holders of record of its common shares as of the close of business day on May 31, 2011. These dividends were not recognized in these condensed consolidated financial statements during the period ended March 31, 2011.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

14.	Cost of Sales

Cost of sales is comprised of the following:
For the three months ended March 31,	2011	2010
Direct operating costs	$83,382	$79,375
Depreciation and amortization expense	19,318	18,917
Royalty expense	3,900	3,443
Changes in inventories	(12,137)	(3,693)
	$94,463	$98,042

15.	Earnings Per Share (Basic and Diluted)

For the three months ended March 31,	2011			2010
	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Net Earnings(1)	$92,161			$26,276

Basic EPS	$92,161	106,985	$0.86	$26,276	106,686	$0.25
Effect of Dilutive Securities:
Stock Options	-	239		-	264
Warrants	-	175		-	278

Diluted EPS	$92,161	107,399	$0.86	$26,276	107,228	$0.25
(1)	Net earnings attributable to common shareholders.

Potentially dilutive securities excluded in the diluted earnings per share calculation for the quarter ended March 31, 2011 were 249,018 out-of-money options (March 31, 2010 – 8,969,121).

16.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia.  Segments have been aggregated where operations in specific regions have similar products, production processes, type of customers and economic environment.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

	Three months ended March 31, 2011
	Peru			Mexico		Argentina	Bolivia	Other
	Huaron	Morococha	Quiruvilca	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente		Aquiline Group	Total
Revenue from external customers	$25,239	$23,042	$10,904	$45,645	$35,683	$36,796	$11,173	$1,999	$-	$190,481
Depreciation and amortization	$(1,543)	$(2,238)	$(484)	$(5,344)	$(1,106)	$(7,051)	$(1,412)	$(71)	$(69)	$(19,318)
Exploration expense	$-	$(1)	$-	$(62)	$(140)	$-	$-	$(1,011)	$(1,704)	$(2,918)
Interest and financing expenses	$(89)	$(150)	$(163)	$(91)	$(79)	$(201)	$(109)	$(482)	$(19)	$(1,383)
Gain on disposition of assets	$-	$51	$-	$-	$5	$-	$2	$-	$-	$58
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$27,523	$-	$27,523
Foreign exchange income (loss)	$(48)	$(85)	$4	$(329)	$91	$(1,014)	$97	$2,430	$(621)	$525
Loss on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$219	$-	$219
Income (loss) before income taxes	$10,420	$8,556	$4,549	$29,900	$24,514	$8,060	$4,227	$30,044	$(2,597)	$117,673
Net income (loss) for the period	$6,598	$4,678	$3,501	$22,066	$20,924	$4,941	$1,634	$29,942	$(1,605)	$92,679
Capital expenditures	$2,345	$6,475	$484	$562	$1,386	$2,379	$1,784	$69	$4,562	$20,046
Total assets	$55,887	$146,627	$91,280	$135,233	$61,479	$334,871	$114,905	$281,882	$579,493	$1,801,657
Total liabilities	$20,518	$50,101	$57,063	$26,586	$13,782	$274,074	$84,615	$(221,010)	$54,745	$360,474

	Three months ended March 31, 2010
	Peru			Mexico		Argentina	Bolivia	Other
	Huaron/Pyrite	Morococha	Quiruvilca	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente		Aquiline Group	Total
Revenue from external customers	$16,050	$20,838	$13,698	$18,245	$15,498	$35,817	$15,673	$-	$-	$135,819
Depreciation and amortization	$(804)	$(1,572)	$-	$(3,902)	$(1,576)	$(7,652)	$(3,278)	$(74)	$(59)	$(18,917)
Exploration expense	$-	$(589)	$-	$(89)	$(176)	$(802)	$-	$(2,495)	$(1,301)	$(5,452)
Interest and financing expenses	$(163)	$(186)	$(286)	$(82)	$(68)	$(201)	$(128)	$(578)	$(2)	$(1,694)
Gain (loss) on disposition of assets	$8	$-	$-	$(24)	$-	$-	$-	$2	$-	$(14)
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$9,148	$-	$9,148
Foreign exchange income (loss)	$1,730	$(1)	$(2,216)	$(761)	$17	$(372)	$55	$2,114	$(43)	$523
Loss on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$(703)	$-	$(703)
Income (loss) before income taxes	$3,078	$4,694	$2,605	$4,119	$4,450	$9,041	$3,447	$8,032	$(1,702)	$37,764
Net income (loss) for the period	$2,918	$3,998	$908	$2,008	$2,838	$8,439	$(748)	$7,675	$(1,879)	$26,157
Capital expenditures	$849	$1,851	$-	$134	$1,577	$1,480	$1,012	$274	$10,653	$17,830
Total assets	$52,068	$114,706	$59,976	$141,901	$46,300	$333,064	$124,353	$140,036	$553,218	$1,565,622
Total liabilities	$16,253	$40,993	$48,731	$54,828	$17,900	$292,757	$100,266	$(356,970)	$15,085	$229,843

	Three months ended March 31,
Product Revenue	2011	2010
Silver / doré	$92,916	$64,088
Zinc concentrate	15,800	19,562
Lead concentrate	41,798	20,731
Copper concentrate	39,967	31,438
Total	$190,481	$135,819

17.	Income Taxes

	March 31,
	2011	2010
Current income taxes	$24,417	$7,873
Deferred income taxes	577	3,734
Provision for income taxes	$24,994	$11,607

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the following items:

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

	March 31,
	2011	2010
Income before taxes and non-controlling interest	117,673	37,764
Statutory tax rate	26.50%	28.5%
Income tax expense based on above rates	$31,183	$10,763
Increase due to:
Non-deductible expenses	557	367
Adjustments to estimated deductible expenses	(3,471)	987
Tax benefit not recognized when arose	(812)	(255)
Unrealized gain on derivatives	(7,294)	(2,607)
Foreign tax rate differences	3,117	489
Effect of other taxes paid	1,274	360
Valuation allowance on exploration expenses	989	1,087
Other	(549)	416
	$24,994	$11,607

18.	Commitments and Contingencies

a.	General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.

b.	Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 5.

c.	Credit Facility

On October 10, 2008, Pan American entered into a $70 million revolving credit facility (“the Facility”) with Scotia Capital and Standard Bank Plc (“the Lenders”). The purpose of the Facility is for general corporate purposes, including acquisitions.  The Facility, which is principally secured by a pledge of Pan American’s equity interests in its material subsidiaries, had a term of four years.  On December 20, 2010 the Company amended the Facility by, among other things, extending the term to December 20, 2014 and increased the amount of the Facility to $150 million by expanding the number of Lenders to include West LB, CIBC and BMO. The interest margin on the renewed Facility ranges from 3.00% to 4.00% over LIBOR, based on the Company’s net debt to EBITDA ratio. Pan American has agreed to pay a commitment fee of between 0.90% and 1.20% on undrawn amounts under the Facility, depending on the Company’s net debt to EBITDA ratio. As at March 31, 2011, the Company has made no drawings under this Facility.

d.	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and are generally becoming more restrictive.  The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of March 31, 2011, December 31, 2010 and January 1, 2010, $72.1 million, $71.6 million and $57.3 million, respectively, were accrued for reclamation costs relating to mineral properties. See also Note 11.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

e.	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates.  Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are highly complex and subject to interpretation.  From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

f.	Finance Leases

The present value of future minimum lease payments classified as finance leases at March 31, 2011 is   $1,9 and the schedule of timing of payments for this obligation is found in Note 5.

g.	Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

h.	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

i.	Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below.  Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production as an offset to gross sales.

Huaron, Quiruvilca and Morococha mines

In June 2004, Peru’s Congress approved a new bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60 million; (ii) 2.0% for companies with sales between $60 million and $120 million; and (iii) 3.0% for companies with sales greater than $120 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes. Because the Huaron and Quiruvilca mines are one legal entity, this royalty is calculated on the cumulative production of both mines while the calculation of the royalty on Morococha’s production is done on this mine alone.

Pan American Silver Corp.
Notes to Condensed Consolidated Financial Statements (Unaudited)
As at March 31, 2011, January 1, 2010 and December 31, 2010 and for the three month periods ended March 31, 2011 and 2010
(Tabular amounts are in thousands of U.S. dollars except number of options and per share amounts)

Manantial Espejo mine

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property.  In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

San Vicente mine

Pursuant to an option agreement entered into with COMIBOL, the Bolivian state mining company, with respect to the development and operation of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% of the operations cash flow from operations, with the participation fee reduced by 75% until the Company recovers its investment in the property.

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter royalty payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater.

In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible; however, it is not creditable.

19.	Subsequent Events

On May 18, 2011, a subsidiary of the Company entered into a definitive agreement with Treasury Metals Inc. pursuant to which it will sell its interest in the Pico Machay early stage development project located in Peru to Treasury Metals Inc.  The Company acquired the Pico Machay project as part of the acquisition of Aquiline Resources in 2009.  The Company will receive a combination of cash ($21 million) and 11.5 million common shares of Treasury Metals Inc. as consideration for the sale of the project.  The transaction is subject to stock exchange approval and completion of an equity financing by Treasury Metals Inc., with completion of the transaction anticipated during the second quarter of 2011.